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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                       EXCHANGE NATIONAL BANCSHARES, INC.
                       ----------------------------------
                                (Name of Issuer)

                        COMMON STOCK -- $1.00 PAR VALUE
                      ----------------------------------
                         (Title of Class of Securities)

                                   301309100
                      ----------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

CUSIP No. 301309100                       13G                  Page 2 of 5 Pages
-------------------


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THE EXCHANGE NATIONAL BANK OF JEFFERSON CITY
          43-1626351
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a) [ ]
          NOT APPLICABLE
                                         (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

          ORGANIZED UNDER THE LAWS OF THE UNITED STATES
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF
                                     206,744
           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   21,660
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING
                                     373,565
           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH

                                     45,930
-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          436,193
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          NOT APPLICABLE
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          15.4%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

          BK
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



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                                                               Page 3 of 5 Pages

ITEM 1:

         (a)      Name of Issuer: Exchange National Bancshares, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                           132 East High Street
                           Jefferson City, Missouri  65101

ITEM 2:

         (a) Name of Person Filing: This Schedule 13G is filed by the Exchange National Bank of Jefferson City (the "Bank").

         (b)      Address of Principal Business Office or, if none, Residence:
                  The business address for the Bank is 132 East High Street, Jefferson City, Missouri 65101.

         (c) Citizenship: The Bank is a national banking association organized under the laws of the United States.

         (d) Title of Class of Securities: Common stock, par value $1.00 per share.

         (e)      CUSIP No.: 301309 10 0

ITEM 3:

         If this statement is filed pursuant to Rules 13d-1 (b), or 13d-2 (b), check whether the person filing is a:

         (a) (X) Bank as defined in Section 3 (a) (6) of the Act. Income Security Act

ITEM 4:  Ownership (as of December 31, 2001)

         (a)      Amount beneficially owned: 436,193 shares.

         (b) Percent of class: The shares identified in paragraph (a) above as being beneficially owned by the Bank represent 15.4% of the 2,834,145 shares outstanding on December 31, 2001.

         (c)      Number of shares of which such person has:

                  (i)      sole power to vote or to direct the vote:
                           206,744 shares.

                                                               Page 4 of 5 Pages


                  (ii) shared power to vote or to direct the vote: 21,660 shares.

                  (iii) sole power to dispose or to direct the disposition of: 373,565 shares.

                  (iv) shared power to dispose or to direct the disposition of: 45,930 shares.

ITEM 5:  Ownership of Five Percent or Less of a Class.

         Not applicable.

ITEM 6:  Ownership of More than Five Percent on Behalf of Another Person.

         Of the shares reported in this Schedule 13G, 183,519 shares are held by the Bank as trustee of the Exchange National Bank of Jefferson City Profit-Sharing Trust for the benefit of that trust's participants, as to which shares the Bank has sole investment power but no voting power. The remaining 252,674 shares reported in this Schedule 13G are held by the Bank as trustee or co-trustee, personal representative or administrator under various individual trusts and estates that exist for the benefit of the respective beneficiaries identified by the applicable trust or estate documentation, as to which shares the Bank has sole voting power as to 206,744 shares, shared voting power as to 21,660 shares, sole investment power as to 373,565 shares, and shared investment power as to 45,930 shares.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

ITEM 8:  Identification and Classification of Members of the Group.

         Not applicable.

ITEM 9:  Notice of Dissolution of Group.

         Not applicable.

                                                               Page 5 of 5 Pages


ITEM 10: Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2002



                                          EXCHANGE NATIONAL BANK OF
                                                   JEFFERSON CITY

                                          By The Exchange National Bank of
                                                            Jefferson City

                                          BY: /s/ SAM S. PHILLIPS
                                              ---------------------------------
                                              Sam S. Phillips
                                              Vice President & Trust Officer

                     INFO FOR SCHEDULE 13G (AS OF 12/31/01)
                       SECURITIES AND EXCHANGE COMMISSION

Exchange National Bancshares Held By Bank as Sole Trustee, Sole Personal Representative or Sole Administrator and may be voted per Stinson, Mag & Fizzell (Howard H. Mick) letter dated 5/30/97.

                              SHARES                  TRUST ACCOUNT

Sole Vote & Sole               4,320           Trust u/w John N. Bauer
  Disposition                  4,860           Harold J. & Mildred Renn Trust
                               2,022           Robert E. Chiles Trust
                               5,430           Rosanna Vilm Trust
                              21,118           Frank Railton Trust A
                              14,914           Frank Railton Trust B
                              77,820           Frank Railton Trust C
                               3,630           Roy Scheperle Trust
                              12,906           Cletus Kolb Residuary
                               3,690           Joseph & Mary Kroeger Trust #2
                             183,519           Profit Sharing Trust
                           ---------
                             334,229           TOTAL

Exchange National Bancshares held by Bank Trust Department which are voted by Authorization of the Trust Agreement. Bank has Dispositive powers.

                              SHARES                  TRUST ACCOUNT

 Sole Vote & Sole             30,000           Alice M. Dulle Trust
   Disposition                 3,420           Venita H. Miller Trust
                               3,780           Nona W. Miller Trust
                               1,656           Joseph J. Mayer Education Trust
                                 480           Mildred B. Rich Trust
                           ---------
                              39,336           TOTAL

Exchange National Bancshares held by Bank as Trustee for Individual Retirement Trust Accounts with shares voted by Grantor of Trust as Authorized by Trust Agreement. Bank does not have dispositive powers

                        SHARES                     TRUST ACCOUNT

  No Vote and No         4,200             Herbert Logan IRA
   Disposition           3,770             Loretta Schubert IRA
                         3,378             Gerald W. Abbott IRA
                        15,300             Hugh A. Hutinger IRA
                           600             Shirley A. Hutinger IRA
                         1,590             Ruth E. Heidbreder IRA
                         9,140             Beverly J. Lewis IRA
                        25,968             James R. Loyd IRA
                           770             Nina M. Brunk IRA
                         3,008             Mary A. Ambler IRA
                           356             Jana L. Hayes IRA
                           494             Margaret R. Schulte IRA
                         4,910             Shirley L. Murphy IRA
                         2,808             Roderick O. Bruns IRA
                         1,944             Margaret L. Voss IRA
                        14,966             Alfred E. Ehrhardt IRA
                           926             Brian J. Berhorst IRA
                           434             Doris Brendel IRA
                           654             Judy A. Roethemeyer IRA
                           444             Denise J. Wolfe IRA
                           144             Jennifer Farris IRA
                         6,736             Carolyn LePage IRA
                            20             Eileen A. Cremer IRA
                           200             James L. Vossen IRA
                           178             Beverly J. Lewis IRA
                           482             Richard Clarkston IRA
                           154             Rosina Loethen IRA
                         8,642             Lois Garnett IRA
                           366             Stephanie Cortvrient IRA
                           145             Jessica Williams IRA
                         2,185             Waleah E. Hunter IRA
                         1,358             Michelle Tellman IRA
                        21,871             Charles G. Dudenhoeffer, Jr. IRA
                   -----------
                       138,141             TOTAL

Exchange National Bancshares held by Trust Department with Co-Trustee

                               SHARES            TRUST ACCOUNT

No vote - Shares not held       5,550      Vic P. Agee Trust
      solely by Bank:           9,000      Trust u/w Margaret M. Scruggs
    Co-Trustee Votes            1,350      Trust u/w Cliff G. Scruggs
   Shared Disposition                      John C. Scruggs Trust u/w FBO
                                8,370        Helen E. Scruggs
                            ---------
                               24,270      TOTAL


Exchange National Bancshares held by Trust Department with shared investment and shared voting powers with Co-Trustee

                               SHARES            TRUST ACCOUNT

Shared vote & Shared                       Hugo Bernel Ochsner Trust
    Disposition                 21,660       u/a 11/17/92


Shares not used for Schedule 13G

                               SHARES            TRUST ACCOUNT

No Vote & No                     1,656     Riverview Cemetery Association Trust
Disposition                                  (No Voting - No Dispositive)
                                           Julian A. Ossman Trust
                                75,380       (No Voting - No Dispositive)
                             ---------
                                77,036     TOTAL

Exchange National Bancshares held by Trust Department which can be voted but no dispositive power. Trust Agreement states that stock is to be held. No power to vote. Will vote per Howard Mick letter dated 5/30/97

                               SHARES            TRUST ACCOUNT
Sole Vote & No
  Disposition                   16,698     Trust u/w Celeste P. Thomas